July 15, 2009

Ms. Kate Tillian

Assistant Chief Accountant

Securities and Exchange Commission

100F St. N.E.

Washington, D.C.  20549

Re:          Hardinge Inc.

Form 10-K for the fiscal year ending December 31, 2008

Form 10-Q for the quarter ended March 31, 2009

File No. 000-15760

Dear Ms. Tillian:

On behalf of Hardinge Inc. (the “Company”), set forth below are responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission contained in the Staff’s letter dated June 30, 2009 (the “Comment Letter”) relating to the Form 10-K for the fiscal year ended December, 31, 2008 filed by the Company on March 16, 2009 and the Form 10-Q for the quarter ended March 31, 2009 filed by the Company on May 8, 2009. The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics print followed by our response or proposed revised disclosure, as applicable.

Form 10-K for the Fiscal Year Ended December 31, 2008

Financial Statements, page A-41

Consolidated Statements of Operations, page A-45

1.              We note you present the gain on the sale of operating assets from the Bridgeport operations in non-operating income and expenses.  In future filing please present the gain on sale of property used in operations as operating income rather than non-operating income, or advise us as to why the gain should not be reported in operations.  Refer to the guidance at paragraph 45 of SFAS 144.

Hardinge Response

We will revise the presentation in future filings.

Kate Tillian

July 15, 2009

Note 1.  Significant Policies, page A-48

Use of Estimates, page A-48

2.              We note you reduced 2007 net income for adjustments related to fiscal years 2003-2006.  Please tell us the nature of these adjustments and your assessment of their materiality.  Refer to SAB Topic 1.M and 1.N.

Hardinge Response

The adjustments to net income relate to two separate issues detected by the Company in late 2007.  The first was related to the elimination of intercompany profits in inventory and the second was related to unvouchered accounts payable.

Elimination of Intercompany Profits in Inventory:

During the fourth quarter of 2007 in conjunction with the implementation of accounting improvements related to inventory purchased between subsidiaries, the Company detected errors within the elimination of the intercompany profits generated as a result of these transactions.  The errors were the result of using incorrect intercompany gross margin to calculate the appropriate level of intercompany profits in inventory and not fully identifying all intercompany purchases.  These two issues caused net income to be overstated.  The Company notes that a significant portion of the intercompany transactions impacted by this error were with a joint venture in which the Company had a 51% ownership interest in through December 2005.  In December 2005 the Company acquired the remaining 49% making the entity a wholly owned subsidiary of the Company.

Unvouchered Accounts Payable:

Also in the fourth quarter of 2007, the Company detected a problem with unvouchered receipts in accounts payable.  It was noted that on certain occasions invoices were being paid without properly clearing (‘vouching’) the invoice against its related unvouchered receipt that would have been created during the receiving process.  The error typically occurred as a result of an automated matching process that would flag invoices for exception processing when there was a problem with the match.  The exception processing required manual review.  Upon completion of review, the invoice was then re-entered manually rather than clearing it against the unvouchered receipt.  This treatment caused the unvouchered receipt to remain in accounts payable, in turn generating an overstatement of expenses.  Corrective controls have been established to detect and prevent further instances of this issue.

The impact of the errors relating to the elimination of profits in inventory were in part mitigated by the impact of the errors related to unvouchered accounts payable, as presented in the table below.

Kate Tillian

July 15, 2009

The following table presents the impact of the errors for the years 2003 to 2007:

Analysis of Errors
Favorable / (Unfavorable)
(000's)
	December 31, (000's)
	2003	2004	2005	2006	2007 *
Profits in Inventory - Net of Tax	(221)	(382)	(1,059)	(146)	1,808
Unvouched Liability - Net of Tax	99	337	395	290	(1,121)
Net Impact of Errors - Before Minority Interest	(122)	(45)	(664)	144	687
Minority Interest	108	187	519		(814)
Net Impact of Errors:	(14)	142	(145)	144	(127)
Cumulative Impact of Minority Interest					814
Net Impact of Errors and Write-off of Minority Interest Effect					687

* 2007 reflect amounts related to prior year correction

Assessment of Materiality:

To determine the materiality of the impact of the intercompany profits in inventory and the unvouchered receipts in accounts payable, the Company assessed the errors in accordance with SAB 99.

To assess the impact of the errors, the Company reviewed the impact using both the Rollover and Iron Curtain Methods for all years presented.  The following tables present the results of these analyses:

Rollover Method - Annual Net Income
(000's)
					Error Impact

Year	Reported Net Income	Year over Year % Change	Restated Net Income	Year over Year % Change	$ Change	% Change

2003	(11,284)		(11,298)		(14)	0.1%
2004	4,392	n/a	4,534	n/a	142	3.2%
2005	7,006	59.5%	6,861	51.3%	(145)	(2.1%)
2006	13,950	99.1%	14,094	105.4%	144	1.0%
2007	14,926	7.0%	14,799	5.0%	(127)	(1%)
	28,990		28,990		-

Kate Tillian

July 15, 2009

Iron Curtain - Annual Net Income
(000's)

	2003	2004	2005	2006	2007

Cumulative after tax and after minority interest	(14)	128	(17)	127	-
Net Income Reported	(11,284)	4,392	7,066	13,950	14,926
% of Net Income Reported	0.1%	2.9%	(0.2%)	0.9%	0.0%
Cumulative impact on minority interest	108	295	814	814	814

Iron Curtain - Shareholders Equity
(000's)

	2003	2004	2005	2006	2007

Reported Shareholders Equity	139,086	150,000	138,993	157,109	255,145
Cumulative Adjustment	(14)	128	(17)	127	-
Restated Shareholders Equity	139,072	150,128	138,976	157,236	255,145
Cumulative Difference (%)	(0.0%)	0.1%	(0.0%)	0.1%	0.0%

Based on the above analyses, the Company determined that none of the years in question had been materially misstated and the overall trend in earnings remains the same.

We also assessed the impact from a qualitative perspective and considered the following:

•                  The reporting misstatement was the result of an error, and not an intentional action to manage reported earnings, nor was the intent to conceal any unlawful transactions.

•                  The trend of earnings remains consistent on both a reported and restated basis.

•                  The misstatement did not result in changing a profit to a loss, or a loss to a profit.

•                  Management compensation was not affected as a result of these errors.

•                  The entire error was corrected as soon as it was identified. These errors were detected by management, and no attempts were made to conceal the errors.

•                  Cash flow impact – this error had a de minimus impact on cash flow.

Kate Tillian

July 15, 2009

The Company reviewed the materiality from a quantitative and qualitative perspective and determined the impact, from either a rollover or iron curtain perspective was not material to either the income statement or the balance sheet for any year impacted.

Revenue Recognition, page A-52

3.              We note that sales are recorded net of discounts, customer sales incentives and returns.  Please tell us and revise future filings to summarize the terms of your return, sales incentive and discount policies and include the accounting treatment for these items.  Your disclosure should explain how you value the amounts you net against revenues.  Describe material assumptions, estimates, material changes, and reasonably likely uncertainties.

Hardinge Response

Discounts and customer sales incentives are typically negotiated as part of the sales terms at the time of sale and are recorded as a reduction of revenue.  The Company does not routinely permit customers to return machines.  In the rare case that a machine return is permitted, a restocking fee is typically charged.  Returns of spare parts and workholding products are limited to a period of 90 days subsequent to purchase, excluding special orders which are not eligible for return.  An estimate of returns, which is not significant, is recorded as a reduction of revenue and is based on historical experience.

We will revise our disclosures in future filings in a manner consistent with our response.

Warranties, page A-52

4.              Please tell us how you considered paragraph 14(b) of FIN 45 and the requirement to show separate line items in your warranty reconciliation for the aggregate reductions in that liability for payments made (in cash or in kind) under the warranty, the aggregate changes in the liability for accruals related to product warranties issued during the reporting period, and the aggregate changes in the liability for accruals related to preexisting warranties (including adjustments related to changes in estimates).

Hardinge Response

The Company generally provides a basic limited warranty, including parts and labor, for a period of up to one year.  An estimate of warranty obligations is recorded at the time of sale based on historical experience.  As the Company’s warranty period is typically for one year or less the estimated warranty obligation requirement does not fluctuate materially from the time the warranty is issued and during the period the warranty is outstanding.  Accordingly for disclosure purposes, the Company has historically netted the required warranty obligation for new warranties issued during the period with changes to the warranty obligation for preexisting warranties since these changes are not significant.

In future filings the Company will revise its disclosure to separately present changes in the liability for accruals related to product warranties issued during the reporting period, and the

Kate Tillian

July 15, 2009

aggregate changes in the liability for accruals related to preexisting warranties in accordance with paragraph 14(b) of FIN 45.

Item 9A, Controls and Procedures, page A-85

5.              We note your disclosure that your Chief Executive Officer and Chief Financial Officer believe that your controls and procedures are effective “for the purpose of ensuring that material information required to be in this annual report was made known to them by others on a timely basis.”  The language that is currently included after the word effective in your disclosure appears to be superfluous, since the meaning of disclosure controls and procedures is established by Rule 13a-15(c) of the Exchange Act.  Please remove the language in your future filings, including any amendments, or revise the disclosure in those filings so that the language that appears after the word effective is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(c).

Hardinge Response

The Company will revise the relevant disclosure in future filings, including any amendment to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, to be consistent with rule 13a-15(c).

6.              We note your disclosure that the definition of disclosure controls and procedures in Rule 13a-15(c) states that “disclosure controls and procedures are controls and procedures designed to provide reasonable assurance.”  Please note that the definition under Rule 13a-15(c) does not refer to reasonable assurance.  In future filings please revise and state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.  In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.  Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Hardinge Response

We will remove the reference to the level of assurance in our disclosure controls and procedures in future filings.

Kate Tillian

July 15, 2009

Item 11.  Executive Compensation, page A-88

7.              In your future filings, as applicable, please clearly identify and explain your compensation policies, objectives and methodology.  We note, for example, your disclosure on page 15 of your proxy statement that the total compensation packages awarded to your executive officers is based on a “subjective determination.”  However, you then disclose that you “benchmark” your executive compensation programs against “published surveys and various other sources.”

Hardinge Response

We will provide the requested disclosure in future filings, as applicable.

8.              To the extent you utilize benchmarks in your compensation programs, please ensure your disclosure in applicable future filings identifies the benchmark and explains how that benchmark relates to the compensation paid to your named executive officers.  For example, on page 15 of your proxy statement you indicate that you use “published surveys and various other sources” and “published industry data,” but the specific benchmarks used and their material components are not identified in the disclosure.  In addition, it is unclear from the disclosure how those benchmarks relate to the compensation paid to your named executive officers.  For example, do you target a specific range for total compensation or each component of compensation?  If so, disclose that range and where actual payouts to your executives are in relation to that range, including the reasons for any deviation from the targeted range.  Alternatively, if the benchmark sources you mention are simply factors you consider in making the “subjective determination” you reference, then please ensure the disclosure in your applicable future filings makes that clear.

Hardinge Response

We will provide the requested disclosure in future filings, as applicable.

2008 Compensation of Executive Officers

9.              We note the disclosures regarding options and performance shares awarded on December 8, 2008 and in February 2009 to your named executives.  In your future filings, as applicable, please ensure your disclosure fully and clearly explains the basis and reasons for such awards.  For example, you mention on page 18 of your proxy statement that the February 2009 award of restricted shares to Mr. Tifft and Mr. Gaio was “in respect of 2008 performance,” but it is unclear what specific factors of performance were considered.  In addition, it is unclear why the December 8, 2008 option award was made.

Hardinge Response

We will provide the requested disclosure in future filings, as applicable.

Kate Tillian

July 15, 2009

Item 15.  Exhibits, Financial Statement Schedules, page A-90

10.       Your exhibit list indicates that exhibit 10.1 to your annual report on Form 10-K for the fiscal-year ended December 31, 2008 relates to a “Master Note.”  However, exhibit 10.1 included with that filing appears to relate to your 2002 incentive stock plan.  In addition, exhibits 10.5 and 10.6 are not listed as having been incorporated by reference from another filing and do not appear to be included with this filing.  Further, your exhibit list incorporates exhibit 10.7 by reference from a Form 8-K filed February 8, 2008;  however, it appears that no such Form 8-K was filed.  Please advise.

Hardinge Response

The Company has reviewed the Staff’s questions related to Item 15, Exhibits, Financial Statement Schedules in our annual report on Form 10-K for the period ended December 31, 2008 noting the following:

Exhibit 10.1 as listed on the exhibit list was inadvertently omitted as an exhibit.  In prior periods we had incorporated this exhibit by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.  However, in recognition of the requirements of Item 10(d) of Regulation S-K, we intended to re-file this exhibit with the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 but inadvertently failed to attach the exhibit.

The Exhibit 10.1 that was filed with our Form 10-K should have been labeled Exhibit 10.5.

Exhibit 10.6 as listed on the exhibit list was inadvertently omitted as an exhibit.  In prior periods we had incorporated this exhibit by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1996.  However, in recognition of the requirements of Item 10(d) of Regulation S-K, we intended to re file this exhibit with the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 but inadvertently failed to attach the exhibit.

Exhibit 10.7 as listed on the exhibit list as incorporated by reference from a Form 8-K filed February 8, 2008 should have read incorporated by reference from a Form 8-K filed February 21, 2006.

The Company will file an amended Form 10-K for the year ended December 31, 2008 to resolve the errors relating to the exhibits.

Signatures, page A-93

11.       Please amend your filing to indicate below the second paragraph of text required on the signatures page which individual signed in the capacity of principal executive officer.

Hardinge Response

The Company will file an amended Form 10-K for the year ended December 31, 2008 to provide the requested designation.

Kate Tillian

July 15, 2009

Exhibits 31.1 and 31.2

12.       We note that you removed an end parentheses in paragraph 4 and the phrase ‘(the registrant’s fourth fiscal quarter in the case of an annual report’ from paragraph 4(d), and added an ‘s’ to the word ‘control’ in paragraph 5(a).  In future filings, please revise the certifications to present them in the exact form as set forth in Item 601(b)(31) of Regulation S-K.

Hardinge Response

We will provide the requested disclosure in future filings.

Form 10-Q for the Quarter Period Ended March 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Liquidity and Capital Resources, page 25

13.       In future filings, to better explain cash flows from operations; please revise to discuss the reasons for significant changes.   For example, we note that receivables decreased $19 thousand or 36% over the past quarter.

Hardinge Response

In future filings the Company will fully discuss all of the reasons for significant changes in cash flow from operations.  The particular change noted by the Staff was due to the global economic business conditions.  As the Company’s sales have decreased so have the related receivables.

The Company acknowledges the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, or need additional information, please call me at 607-378-4207.

Best Regards,

/s/ Edward J. Gaio

Vice President and Chief Financial Officer

Hardinge Inc.

One Hardinge Drive

Elmira, NY  14902